February 6, 2020

Anthony Y. Sun, M.D.
Chief Executive Officer
Zentalis Pharmaceuticals, LLC
530 Seventh Avenue, Suite 2201
New York, New York 10018

       Re: Zentalis Pharmaceuticals, LLC
           Draft Registration Statement on Form S-1
           Submitted January 8, 2020
           CIK No. 0001725160

Dear Dr. Sun:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1. We note your statements throughout the prospectus that your product candidates have the potential to have a "best-in-class" product profile. This term suggests that your product candidates are effective, likely to be approved and compare favorably to competitive products. It is premature and inappropriate for you to make such statements or implications. Accordingly, please delete all references throughout your registration statement to best-in-class product profiles. If you wish to distinguish your product candidates from other treatments that are marketed or are being developed for your target indications, such disclosure should be accompanied by cautionary language that the
 Anthony Y. Sun, M.D.
Zentalis Pharmaceuticals, LLC
February 6, 2020
Page 2
         statements are not intended to give any indication that your product candidate has been proven effective or that it will receive regulatory approval.
2. We note the your statement that you are developing "clinically differentiated"
         therapeutics. Please explain this term. Please also clarify your reference to oncology targets that have been "validated clinically." Please also define "SERD," "BCL-2,"
         "EGFR," "NCE," and "third generation inhibitor" where they are first used.
ZN-e4 (EGFR Inhibitor), page 3

3. We note statements comparing ZN-e4 to osimertinib. As this comparison is not based on head-to-head studies, please tell us why you believe it is appropriate to include this comparison. In your response, please tell us whether you expect to be able to rely on such comparison to support marketing approval for ZN-e4 from the FDA or other comparable regulators.
Risk Factors
There is currently no FDA-approved oral SERB, page 15

4. We note your statement here that the data collected in preclinical and clinical trials demonstrated "promising results" and similar disclosure throughout your prospectus, such as your statement that "compelling" data was observed in the clinical trials to date including "high potency and selectivity." As safety and efficacy determinations are solely within the FDA's authority and they continue to be evaluated throughout all phases of clinical trials, please remove these references. In the Business section, you may present objective data resulting from your trials without including conclusions related to efficacy.
We are an "emerging growth company," and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies, page 64

5. Please revise the last paragraph to reflect, if true, that you have elected to take advantage of the extended transition period for complying with new or revised accounting standards.
Use of Proceeds, page 71

6. Please revise your disclosure in this section to indicate how far the proceeds from the offering will allow you to proceed in the Phase 1/2 clinical trials for ZN-c3 and ZN-e4 and in the Phase 1 trial for ZN-d5. Please also disclose the amount and sources of other funds needed to complete these clinical trials. Refer to Instruction 3 to
Item 504 of Regulation
         S-K.
Corporate Conversion, page 78Y. Sun, M.D.
FirstName LastNameAnthony
Comapany NameZentalis Pharmaceuticals, LLCof common stock will be issued for each class of
7. Please revise to clarify how many shares common and preferred units.
February 6, 2020 Page 2
FirstName LastName
 Anthony Y. Sun, M.D.
FirstName LastNameAnthony Y. Sun, M.D.
Zentalis Pharmaceuticals, LLC
Comapany NameZentalis Pharmaceuticals, LLC
February 6, 2020
February 6, 2020 Page 3
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FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Use of Estimates
Determination of the Fair Value of Class B Common Units, page 92

8. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the units underlying your equity issuances and the reasons for any differences between the recent valuations of your units leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including equity compensation and beneficial conversion features.
Business
Our History and Team, page 96

9. Please explain the role of your scientific advisory board and business advisory board and clarify, here or in the appropriate section of your filing, how members are compensated.
ZN-c5, an Oral SERD for the Treatment of ER+/HER2- Breast Cancer, page 99

10. We note your comparisons to fulvestrant and RAD1901 on on pages 99-105, as well as to additional products in the graphic on page 111. We note similar comparative disclosures in the discussions of ZN-c3, ZN-d5 and ZN-e4. As these results were not based on head-
         to-head studies, please tell us why you believe it is appropriate to include this comparison.
         In your response, please tell us whether you expect to be able to rely on such comparisons to support marketing approval for any of the product candidates from the FDA or other comparable regulators.
Phase 1/2 Clinical Trial of ZN-c5
Interim and Preliminary Efficacy Results, page 109

11. Here and elsewhere in the document where you discuss results of studies demonstrating complete response and partial response, please clarify how you defined these terms.
Licensing Agreements and Strategic Collaborations
Recurium IP Holdings, LLC, page 129

12. Please revise to include the ownership percentage of Recurium Equity LLC at the time the offering closes, along with the corresponding development and regulatory milestone payments and royalties.
Mayo Foundation for Medical Education and Research, page 130

13. Please disclose when the last-to-expire licensed patent is currently scheduled to expire.
         For the SciClone agreement, please revise to clarify the duration of the royalty obligation and the term of the agreement. Please also revise to clarify the duration of the
         Pfizer agreement.
 Anthony Y. Sun, M.D.
FirstName LastNameAnthony Y. Sun, M.D.
Zentalis Pharmaceuticals, LLC
Comapany NameZentalis Pharmaceuticals, LLC
February 6, 2020
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FirstName LastName
SciClone Pharmaceuticals International (Cayman) Development Ltd., page 130

14. The disclosure of your accounting policy for revenue under collaborative arrangements on page F-11 suggests you may be eligible to receive additional milestone payments as well as the reimbursement of research and development expenses under your collaboration and license agreement with SciClone. Please revise to disclose the total aggregate milestone payments you may become eligible to receive as well as a discussion of potential reimbursements of research and development expenses.
Executive Compensation
Director Compensation, page 163

15. Please provide the compensation information for the compensation received by Mr.
         Gallagher in fiscal year 2019.
Certain Relationships and Related Party Transactions, page 164

16. Please disclosure the nature of the affiliation between Kalyra Pharmaceuticals and
         Recurium IP Holdings, LLC and the executive officers and directors listed in this section.
Basis of Presentation, page F-8

17. Please provide your analysis supporting the determination that Kalyra Pharmaceuticals,
         Inc. is a variable interest entity, that you hold a variable interest in Kalyra, and that you are the primary beneficiary.
2. Summary of Significant Accounting Policies
Revenue under Collaborative Agreements, page F-11

18. Please revise to disclose your determination of performance obligations under the agreement, including judgements made concerning the timing of satisfaction and in the allocation of the transaction price, if any. Refer to ASC 606-10-50-12 and 606-10-50-17.
         In addition, include disclosure of your policies for recognizing revenues from milestone payments and future royalties.
Exhibits

19. Please file the agreements with Mayo Foundation for Medical Education and
         Research, SciClone Pharmaceuticals International and Pfizer, Inc., or tell us why those agreements are not required to be filed.
General

20. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Anthony Y. Sun, M.D.
Zentalis Pharmaceuticals, LLC
February 6, 2020
Page 5

       You may contact Rolf Sundwall at 202-551-3105 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                          Sincerely,
FirstName LastNameAnthony Y. Sun, M.D.
                                                          Division of
Corporation Finance
Comapany NameZentalis Pharmaceuticals, LLC
                                                          Office of Life
Sciences
February 6, 2020 Page 5
cc:       Nathan Ajiashvili
FirstName LastName